

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 20, 2012

Via E-mail
Mr. Michael S. Jones
Chief Financial Officer
TCF Financial Corporation
200 Lake Street East
Mail Code EX0-03-A
Wayzata, Minnesota 55391-1693

      **Re: TCF Financial Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed February 21, 2012
            Form 10-Q for the Quarterly Period Ended September 30, 2012
            Filed October 30, 2012
            File No. 001-10253**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 6. Selected Financial Data, page 18

1. In future filings, please consider the presentation of credit quality indicators and related ratios for the company's loans and leases.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Financial Condition Analysis

Credit Quality, page 34

2. Please expand your disclosure in future filings to clearly define and present a detail of nonperforming loans. In this regard, follow the guidance of Item III C 1 of Guide III to present information for each of the last 5 years. In addition, expand the discussion to state how management views both accruing and nonaccruing troubled debt restructured loans for purposes of considering periodic loss provisions and the determination of allowance for loan loss coverage ratios, such as the ratio of the allowance for loan losses to total nonperforming loans.

3. Please expand future filings to disclose the amount of potential problem loans pursuant to Item III C 2 of Guide III.

Loan Modifications, page 37

4. Please tell us and expand future filings to disclose what you mean by temporary modifications that are classified as troubled-debt-restructurings (TDRs) and how you make this determination. In addition, clarify your policy for removing these loans from TDR classification. In this regard, we note your disclosure here that temporary modifications are no longer classified as troubled debt restructurings once they complete the temporary modification term and the customer is performing for three months under the original contractual terms. We are unable to locate a similar disclosure in your September 30, 2012 Form 10-Q.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Consolidated Statements of Cash Flows, page 4

5. We note the line item "proceeds from sales of other securities." Please describe for us the nature of the securities sold and quantify any gain or loss recorded.

Notes to Consolidated Financial Statements

(6) Loans and Leases, page 9

6. We note your junior lien portfolio totaled $2.3 billion, or 35% and 15% of your total consumer real estate and total loan portfolios at September 30, 2012, respectively. Please

tell us how you considered the Interagency Supervisory Guidance on Junior Lien Loan Loss Allowances issued on January 31, 2012 when determining the allowance for loan losses for this portfolio. Specifically:

- Tell us whether you made any changes or intend to make any changes to your junior lien loan loss allowance process as a result of this guidance;
- Quantify the percentage of junior liens for which you own or service the associated senior lien;
- Tell us how you gather and analyze data on the associated senior liens that you own or service;
- If you do not own or service the associated senior liens, tell us how you use reasonably available tools to determine the payment status of the senior liens. For example, tell us if you obtain credit reports or data from third-party services to assist in matching your junior liens with the associated senior liens; and
- Describe your nonaccrual policy for junior liens. For junior liens that are associated with senior liens that you do not own or service, tell us when you would place the junior lien on nonaccrual. Describe how your policy takes into consideration all reasonably available information for the junior liens, including the performance of the associated senior liens as well as trends in other credit quality indicators.

7. Please revise your future filings to describe the terms of the junior liens in more detail. For example, if home equity lines, tell us how long the draw periods are and provide more quantitative data on when they convert to amortizing. Tell us whether the default and delinquency statistics show a different trend than situations where the loans have not converted to amortizing.

Loan Modifications- Other, page 48

8. We note TCF uses a multiple note structure as a workout alternative for certain commercial loans. Please provide us with and revise your future filings to disclose the following:

- Confirm that the first note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
- Clarify your policy for returning the first note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

Allowance for Loan and Lease Losses, page 51

9. We note your disclosure regarding refinement of the methodology for calculating the allowance for loan and lease losses (ALLL) for certain commercial loans, resulting in a $13.3 million reduction of this ALLL at September 30, 2012. Please explain to us in

further detail how you determined these loans, which were previously evaluated for impairment on an individual basis, should be evaluated for impairment collectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant